ASSIGNMENT

THIS AGREEMENT effective as of the 10th day of January, 2005.

AMONG:

SPACE GLOBE TECHNOLOGIES LTD., a company incorporated under the laws of British Columbia and having an office at 302 – 1028 Alberni Street, Vancouver, British Columbia V6E 1A3 (the “Assignor”)

AND:

SALAMON GROUP, INC., a company incorporated under the laws of Nevada and having an office at 302 – 1028 Alberni Street, Vancouver, British Columbia V6E 1A3 (the “Assignee”)

AND:

JOHN E. SALAMON, of 302 – 1028 Alberni Street, Vancouver, British Columbia V6E 1A3 (“Salamon”)

WHEREAS:

A. The Assignor has developed and owns proprietary technology as described in Exhibit A to Technology License Agreement dated July 5, 2001 (the “License Agreement”) between the Assignor as licensor and the Assignee as licensee (the “Technology”);

B. Pursuant to the License Agreement, the Assignor granted the Assignee a non-exclusive worldwide license to manufacture, use and sell the Technology as incorporated into the Assignee’s products;

C. The Assignee wishes to purchase the Technology from the Assignor and the Assignor wishes to assign to the Assignee any and all rights the Assignor may have in and to the Technology, pursuant to the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the promises, the sum of ONE ($1.00) DOLLAR now paid by the Assignee to the Assignor and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor agrees as follows:

1.	In this Agreement, the following terms not defined elsewhere in this Agreement will have the following meanings:

(a)
“Intellectual Property Rights” means all rights, title, interest and benefit of the Assignor in and to intellectual property of every nature, whether registered or unregistered, including, without limitation, all copyrights, patents, patent rights, trade-marks, certification marks and industrial designs, applications for any of the foregoing including the Patent Application, trade names, brand names, business names, trade secrets, proprietary manufacturing information and know-how, instruction manuals, inventions, inventor’s notes, research data, unpatented blue prints, drawings and designs, formulae, calculations, processes, prototypes, technology and marketing rights, together with all rights under license agreements, sublicense agreements, strategic alliances, development agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing; and

(b)
“Patent Application” means the patent application number 2,357,766 filed with the Canada Intellectual Property Office by Salamon on September 4, 2001 and entitled “Electric Motor Generator (Box) Device for Electric Power”.

2.	The Assignor hereby irrevocably sells, transfers and assigns to the Assignee all of the Assignor’s worldwide Intellectual Property Rights in and to the Technology.

3.
The Assignor hereby irrevocably waives in whole all of the Assignor’s moral rights in and to the Technology, including the right to the integrity of the Technology, the right to be associated with the Technology, the right to restrain or claim damages for any distortion, mutilation, or other modification of the Technology, and the right to restrain use or reproduction of the Technology in any context and in connection with any product, service, cause or institution.

4.	Salamon acknowledges that he holds the Patent Application and any patent granted pursuant thereto in trust for the Assignee, and Salamon further acknowledges that he has no interest, beneficial or otherwise, in the Patent Application or any patent granted pursuant thereto and that the Assignee is the absolute beneficial owner thereof.

5.	The Assignor and Salamon agree to execute or cause to be executed all documents necessary in connection with the Patent Application and any previously regularly filed applications on the basis of which a request for priority is made, any continuing or divisional applications thereof or corresponding applications for filing in countries other than Canada and also to execute separate assignments in connection with such applications as the Assignee may deem necessary or expedient.

6.	The Assignor and Salamon agree to execute all documents necessary in connection with any interference, conflict or opposition which may be declared concerning the Patent Application or continuation or division or divisions thereof and to co-operate with the Assignee in every way possible in obtaining evidence and going forward with such interference, conflict or opposition.

7.	The Assignor and Salamon agree to perform all affirmative acts that may be necessary to obtain a grant of a valid Canadian patent to or for the benefit of the Assignee.

8.	The Assignor and Salamon hereby authorize and request the Canadian Intellectual Property Office to issue any all patents resulting from the Patent Application or continuation or division or divisions thereof to the Assignee, as assignee of the entire interest and hereby covenants that they have full right to convey the entire interest herein assigned and that they have not executed and will not execute, any agreement in conflict herewith.

9.	The Assignor and Salamon jointly, severally and expressly warrant and represent to the Assignee that:

(a)	the Technology is free and clear of any claims, liens, charges, or any other encumbrances;

(b)
the Assignor is the rightful owner of the legal and beneficial interest in and to the Technology, with the exception that Salamon is the rightful owner of the legal interest, and the Assignor is the rightful owner of the beneficial interest, in and to the Patent Application;

(c)
neither the Assignor nor Salamon is aware of any infringement of the Intellectual Property Rights of the Technology by any other party and neither of them is aware of any infringement of any third party Intellectual Property Rights arising out of the Technology; and

(d)
to the best knowledge of the Assignor and Salamon, the assignment of the Technology and the performance of this Agreement by the Assignor will not conflict with, result in any breach of, or constitute default under any agreement to which the Assignor or Salamon is a party.

10.
This Agreement will enure to the benefit of the Assignee and its successor companies and will be binding upon the Assignor and its successor companies and upon Salamon and his heirs, personal representatives and permitted assigns.

11.
The Assignor and Salamon will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Agreement.

12.	This Agreement will be governed by and construed in accordance with the laws of British Columbia.

IN WITNESS WHEREOF the Assignor and Salamon have executed and delivered this Agreement to have effect from the date first set out above.

SPACE GLOBE TECHNOLOGIES LTD.

Per:	/s/ John E. Salamon
Authorized Signatory

/s/ John E. Salamon
JOHN E. SALAMON